RigNet, Inc.
1880 S. Dairy Ashford
Suite 300
Houston, Texas 77077-4760
December 10, 2010

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3270 Washington, D.C. 20549 Attn: Larry Spirgel and Reid Hooper	VIA EDGAR and Facsimile

Re:	RigNet, Inc. Registration Statement on Form S-1 Registration No. 333-169723
Ladies and Gentlemen:
     The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-169723) be accelerated so that such Registration Statement will become effective at 2:00 p.m., EST, on December 14, 2010, or as soon thereafter as practicable.
     The undersigned acknowledges that:
     (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the undersigned may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Brian P. Fenske at (713) 651-5557 of Fulbright & Jaworski L.L.P. upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, RigNet, Inc.
By:	/s/ William Sutton
William Sutton
Vice President and General Counsel